UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: April 22, 2004

By _____

Name: Marcos Grodetsky
Title: Investor Relations Officer

Rio de Janeiro, April 22, 2004 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE:TNE) publicly announces that its subsidiary, TELEMAR NORTE LESTE S.A (BOVESPA: TMAR), in compliance with CVM Instruction no. 358/02, publicly announced the following:

1. On Thursday, April 22, 2004, Calais Participações S.A. (> "> Calais> ">), a publicly-held company in which TMAR holds exclusively nonvoting preference shares, presented a revised amendment to its original offer to MCI, Inc. ("MCI") for the acquisition of control of Embratel Participações S.A. (> "> Embratel> ">).

2. In the revised amendment, Calais raised its offer of an initial payment to MCI from US$396 million to US$470 million. Such initial payment is to be paid upon MCI's acceptance of Calais' offer and the execution by both parties of the relevant agreements and guarantees. The initial payment will be carried out through the acquisition by Calais of debt instruments issued by MCI for this specific transaction. Such debt instruments will be used as part of the payment of the total purchase price offered by Calais for the acquisition of the controlling shares of Embratel. The total purchase price offered by Calais for the acquisition of Embratel continues to be US$550 million. The consummation of the acquisition of Embratel is subject to the approval of the National Telecommunications Agency - Anatel (Agência Nacional de Telecomunicações).

3. The structure presented by Calais for the acquisition of Embratel complies with all currently effective rules and regulations. The purpose of Calais' new offer is to demonstrate the unquestionable superiority of Calais' offer compared to the offer of Calais' competitor.

The notice was signed by Mr. Marcos Grodetzky, Chief Financial Officer and Investor Relations Officer, on April 23, 2004.